Rachel Proffitt

+1 415 693 2031

rproffitt@cooley.com

March 29, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Mcphee
Jennifer Monick
James Lopez

Re:	TPB Acquisition Corp I Form S-1/A filed March 23, 2021 File No. 333-253325

Ladies and Gentlemen:

On behalf of TPB Acquisition Corp. I (the “Company”), we are submitting this response letter in response to the telephonic request received on March 24, 2021 from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1/A, as filed with the Commission on March 23, 2021.

Response to Oral Comment

1.	The Company respectfully acknowledges the Staff’s telephonic request and confirms to the Staff that the Company does not reserve the right to conduct an affiliated transaction with The Production Board, LLC (“TPB”) or a portfolio company of TPB, subsequent to the consummation of the Company’s initial business combination.

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Please contact me at (415) 693-2031 or Peter Byrne at (212) 479-6778 at with any questions or further comments regarding our responses to the Staff’s comments.

U.S. Securities and Exchange Commission

March 29, 2021

Page Two

Sincerely,

/s/ Rachel Proffitt
Rachel Proffitt
Cooley LLP

cc:	David Friedberg, TPB Acquisition Corp. I
Peter Byrne, Cooley LLP
J. Peyton Worley, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP